COMMENTS RECEIVED ON MARCH 18, 2016

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Series Government Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 309

COMMENTS RECEIVED ON MARCH 23, 2016

FROM EDWARD BARTZ

FIDELITY VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Fidelity Government Money Market Portfolio

POST-EFFECTIVE AMENDMENT NO. 54

1. Fidelity Series Government Money Market Fund

"Fund Summary" (prospectus)

"Fee Table"

"(b) Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.14%. This arrangement will remain in effect through October 31, 2017. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees."

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

2. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Investing in U.S. Government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury."

C: The Staff requests a corresponding principal investment risk be added for the above strategy.

R: The funds believe that the risks associated with this principal investment strategy are discussed in the principal investment risk entitled, "Issuer-Specific Changes."

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 309; Variable Insurance Products Fund V (File Nos. 033-17704 and 811-05361), Post-Effective Amendment No. 54

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3. All Funds

"Fund Summary" (prospectuses)

"Principle Investment Strategies"

"In addition to the principal investment strategies noted above, the fund normally invests at least 80% of its assets in U.S. Government securities and repurchase agreements for those securities."

C: The Staff request that the fourth paragraph under the heading "Principle Investment Strategies" be included as a principle investment strategy rather than an addition to the principle investment strategies.

R: Each fund's policy to normally invest at least 80% of its assets in U.S. Government securities and repurchase agreements for those securities is a principal investment strategy of the fund.  In response to the Staff's comment, each fund has revised the fourth paragraph to state:

"In addition, ~~to the principal investment strategies noted above, the fund~~ the Adviser normally invests at least 80% of its assets in U.S. Government securities and repurchase agreements for those securities."

4. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund."

C: The Staff requests that we revise disclosure in accordance with rule 482(b)(4)(iii).

R: In response to the Staff's comment, the funds have revised the disclosure to comply with Item 4(b)(1)(ii)(C) of Form N-1A.

5. All funds

"Investment Details" (prospectuses)

"Description of Principal Security Types"

"Money market securities are high-quality, short-term securities that pay a fixed, variable, or floating interest rate. Securities are often specifically structured so that they are eligible investments for a money market fund. For example, in order to satisfy the maturity restrictions for a money market fund, some money market securities have demand or put features, which have the effect of shortening the security's maturity. Money market securities include bank certificates of deposit, bankers' acceptances, bank time deposits, notes, commercial paper, and U.S. Government securities."

C: The Staff requests that we revise the disclosure, as some of the investments listed in the last sentence are cash equivalents, which are limited to 0.5% of each fund's assets and therefore are not principal investments.

R: In response to the Staff's comment, each fund has deleted "money market securities" as a principal investment type.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 309; Variable Insurance Products Fund V (File Nos. 033-17704 and 811-05361), Post-Effective Amendment No. 54

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6. All Funds

"Investment Details" (prospectuses)

"Description of Principle Security Types"

"A repurchase agreement is an agreement to buy a security at one price and a simultaneous agreement to sell it back at an agreed-upon price. A repurchase agreement entered into by the fund may be collateralized by U.S. Government securities or cash. A repurchase agreement is collateralized fully if the collateral consists entirely of U.S. Government securities and cash items."

C: The Staff requests confirmation that each fund will include repurchase agreements in the calculation for compliance with its 80% policy only if the repurchase agreements are fully collateralized by government securities.

R: Each fund confirms this statement.

7. All funds

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value."

C: The Staff expects that a government money market fund would rarely use credit support and requests an explanation for its inclusion as a principal risk.

R: In entering into a repurchase agreement transaction, a fund may take into account credit support provided to the counterparty by another entity, such as a parent company, in evaluating the counterparty's creditworthiness. Although cash or government securities are held in a separate account at a bank as protection against the risk that the counterparty will not fulfill its obligations under the repurchase agreement, the funds view the existence of credit support as an important factor when entering into these transactions. As a result, the funds believe that disclosing the fact that entities providing credit support may also be subject to the changes discussed in the "Issuer-Specific Changes" risk factor is appropriate under the circumstances.

8. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure."

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 309; Variable Insurance Products Fund V (File Nos. 033-17704 and 811-05361), Post-Effective Amendment No. 54

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In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

9. All Funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.